Algonquin Power & Utilities Corp. Announces Date for Third Quarter 2024 Financial Results and Conference Call

OAKVILLE, Ontario – October 11, 2024 – Algonquin Power & Utilities Corp. (TSX/NYSE: AQN) (“AQN”) today announced plans to release its third quarter 2024 financial results on Thursday, November 7, 2024, before market open. AQN will hold an earnings conference call at 10:00 a.m. eastern time on Thursday, November 7, 2024, hosted by Chief Executive Officer, Chris Huskilson, and Chief Financial Officer, Darren Myers.
Conference call details are as follows:

Date:	Thursday, November 7, 2024
Time:	10:00 a.m. ET
Conference Call:	Toll Free Dial-In Number	1 (800) 715-9871
	Toll Dial-In Number	1 (647) 932-3411
	Conference ID	7888098
Webcast:	https://edge.media-server.com/mmc/p/eoi9utr9
Presentation also available at: www.algonquinpower.com
About Algonquin Power & Utilities Corp. and Liberty
Algonquin Power & Utilities Corp., parent company of Liberty, is a diversified international generation, transmission, and distribution utility with approximately $18 billion of total assets. AQN is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of generation, transmission, and distribution utility investments to over one million customer connections, largely in the United States and Canada. In addition, AQN owns, operates, and/or has net interests in over 4 GW of installed renewable energy capacity.
AQN's common shares, preferred shares, Series A, and preferred shares, Series D are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. AQN's common shares and Series 2019-A subordinated notes are listed on the New York Stock Exchange under the symbols AQN and AQNB, respectively.
Visit AQN at www.algonquinpower.com and follow us on X.com @AQN_Utilities.

Investor Inquiries:
Brian Chin
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500
Media Inquiries:
Stephanie Bose
Director, Corporate Communications
Algonquin Power & Utilities Corp.
E-mail: Corporate.Communications@libertyutilities.com
Telephone: (905) 465-4500